

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

<u>Via E-mail</u>
Mitchell R. Butier
Senior Vice President and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203

> **Re: Avery Dennison Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 28, 2013**
> **Filed February 26, 2014**
> **Supplemental response dated August 15, 2014**
> **File No. 001-07685**

Dear Mr. Butier:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 58

1. We note your response to comment 1 in our comment letter dated July 15, 2014. It appears that the reports provided with your response include information regarding revenues from external customers by product. Please tell us how you considered the guidance per FASB ASC 280-10-50-40 and concluded that it is impracticable to provide this type of disclosure.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief